Pricing Term Sheet dated May 12, 2009	Registration No. 333-159131
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplements
dated May 11, 2009
(To Prospectus dated May 11, 2009)
Great Plains Energy Incorporated
Concurrent Offerings of
10,000,000 Shares of Common Stock, no par value
(the “Common Stock Offering”)
and
5,000,000 Equity Units
(Initially Consisting of 5,000,000 Corporate Units)
(the “Equity Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Equity Units Offering and should be read together with (i) the preliminary prospectus supplement dated May 11, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated May 11, 2009 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated May 11, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-159131. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

Company:	Great Plains Energy Incorporated

Company Stock Ticker:	New York Stock Exchange “GXP”

Trade Date:	May 12, 2009

Closing Price on May 12, 2009:	$14.04

Settlement Date:	May 18, 2009

Registration Format:	SEC Registered

Common Stock Offering

Title of Securities:	Common stock, no par value, of the Company

Shares Offered:	10,000,000 (or a total of 11,500,000 if the underwriters exercise their option to purchase up to 1,500,000 additional shares of the Company’s common stock in full).

Public Offering Price:	$14.00 per share / approximately $140 million total (excluding the underwriters’ over-allotment option to purchase up to 1,500,000 additional shares of the Company’s common stock).

Underwriting Discounts and Commissions:	$0.49 per share / approximately $4.9 million total (excluding the underwriters’ over-allotment option to purchase up to 1,500,000 additional shares of the Company’s common stock).

Estimated Net Proceeds to the Company from the Common Stock Offering:	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $134,600,000 (or approximately $154,865,000 if the underwriters exercise their option to purchase up to 1,500,000 additional shares of the Company’s common stock in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company.

Concessions and Discounts:	The Company has been advised by the representatives that the underwriters propose to offer the shares of common stock directly to the public at the Public Offering Price and to selling group members at that price less a selling concession of $0.294 per share. After the initial public offering the representatives may change the Public Offering Price and selling concession.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Joint Lead Manager:	Wachovia Capital Markets, LLC

Senior Co-Manager:	KeyBanc Capital Markets Inc.

Co-Manager:	Edward D. Jones & Co., L.P., Mitsubishi UFJ Securities (USA), Inc., and Scotia Capital (USA) Inc.

Equity Units Offering

Title of Securities:	Equity Units (initially consisting of Corporate Units)

Number of Equity Units Offered:	5,000,000 (5,750,000 if the underwriters exercise their option to purchase up to 750,000 additional Equity Units in full).

Aggregate Offering Amount:	$250,000,000 ($287,500,000 if the underwriters exercise their option to purchase up to 750,000 additional Equity Units in full).

Stated Amount per Equity Unit:	$50

Public Offering Price:	$50 per Equity Unit / approximately $250 million total (excluding the underwriters’ option to purchase up to 750,000 additional Equity Units).

Underwriting Discounts and Commissions:	$1.75 per Equity Unit / approximately $8.75 million total (excluding the underwriters’ option to purchase up to 750,000 additional Equity Units).

Interest Rate on the Subordinated Notes:	10.00%

Contract Adjustment Payment Rate:	2.00% per year of the Stated Amount per Equity Unit ($1.00 per year per Stated Amount of an Equity Unit), subject to the Company’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement for the Equity Units Offering.

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 12.00% per year until paid, compounded quarterly, to, but excluding, the payment date.

Total Distribution Rate on the Corporate Units:	12.00%

Reference Price:	$14.00 (public offering price in the Company’s concurrent common stock offering)

Threshold Appreciation Price:	$16.80 (represents appreciation of approximately 20% over the Reference Price).

Minimum Settlement Rate:	2.9762 shares of the Company’s common stock (subject to adjustment), equal to the $50 Stated Amount divided by the Threshold Appreciation Price

Maximum Settlement Rate:	3.5714 shares of the Company’s common stock (subject to adjustment), equal to the $50 Stated Amount divided by the Reference Price

Purchase Contract Settlement Date:	June 15, 2012

Subordinated Note Maturity Date:	June 15, 2042 (which may be modified in connection with a successful remarketing)

Estimated Net Proceeds to the Company from the Equity Units Offering:	The net proceeds from the sale of Equity Units in the Equity Units Offering will be approximately $240,750,000 (or approximately $276,937,500 if the underwriters exercise their option to purchase up to 750,000 additional Equity Units in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company.

Concessions and Discounts:	The Company has been advised by the representatives that the underwriters propose to offer the Equity Units directly to the public at the Public Offering Price and to selling group members at that price less a selling concession of $1.05 per Equity Unit. After the initial public offering the representatives may change the Public Offering Price, selling concession and discount to broker/dealers.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

Joint Lead Manager:	Wachovia Capital Markets, LLC

Senior Co-Manager:	BNP Paribas Securities Corp.

Co-Managers:	ABN AMRO Incorporated, BNY Mellon Capital Markets, LLC, SunTrust Robinson Humphrey, Inc. and Samuel A. Ramirez & Co., Inc.

Subordinated Note Interest Payment Dates and Contract Adjustment Payment Dates:	March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2009 (subject to the Company’s right to defer the contract adjustment payments and the interest payments as described in the preliminary prospectus supplement for the Equity Units Offering). As described in the preliminary prospectus supplement for the Equity Units Offering, as of the reset effective date for any successful remarketing, solely with respect to notes that were not remarketed in such remarketing, all then-outstanding deferred interest (including compounded interest thereon) will be paid to the holders of such notes on the immediately following scheduled interest payment date, at the Company’s election, in cash or by issuing additional notes to the holders of such notes in principal amount equal to the amount of such deferred interest (including compounded interest thereon). The additional notes will: (i) have a maturity date of June 15, 2014, (ii) bear interest at an annual rate that is equal to the then market rate of interest for similar instruments (not to exceed 15%), as determined by a nationally-recognized investment banking firm selected by the Company, (iii) be subordinate and junior in right of payment to all of the Company’s then existing and future Senior Indebtedness (as such term is defined in the preliminary prospectus supplement for the Equity Units Offering), and on parity with the notes (prior to the modifications to the ranking of the notes in connection with a successful remarketing); and (iv) be redeemable at the Company’s option at any time at their principal amount plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Listing:	The Company will apply to list the Corporate Units on the New York Stock Exchange under the symbol “GXPPRF”. The Company expects trading of the Corporate Units on the New York Stock Exchange to begin on or about the date of initial issuance of the Corporate Units.

CUSIP for the Corporate Units:	391164 803

ISIN for the Corporate Units:	US3911648034

CUSIP for the Treasury Units:	391164 886

ISIN for the Treasury Units:	US3911648869

CUSIP for the Subordinated Notes:	391164 AC4

ISIN for the Subordinated Notes:	US391164AC43

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the notes will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Comparable Yield on the Subordinated Notes:	11.00%

Creating Treasury Units / Recreating Corporate Units:	If the Treasury portfolio has replaced the notes that are components of the Corporate Units, holders of Corporate Units will have the right, at any time on or prior to 4:00 p.m., New York City time, on the second business day immediately preceding the purchase contract settlement date, to substitute qualifying Treasury securities for the applicable ownership interests in the Treasury portfolio that is a component of the Corporate Unit, but holders of Corporate Units can only make this substitution in integral multiples of 800 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of notes).

Similarly, if the Treasury portfolio has replaced the notes underlying the Corporate Units, holders of Treasury Units will have the right, at any time on or prior to the second business day immediately preceding the purchase contract settlement date, to substitute the applicable ownership interests in the Treasury portfolio for the qualifying Treasury securities that were a component of the Treasury Units, but holders of Treasury Units can only make this substitution in integral multiples of 800 Treasury Units (or such other number of Treasury Units as may be determined by the remarketing agent upon a successful remarketing of notes).

Put Right Following a Failed Final Remarketing:	On page S-87 of the preliminary prospectus supplement for the Equity Units Offering, the phrase “, but not any additional notes issued to pay deferred interest on such notes,” in the first sentence of the paragraph under the heading “Put Right Following a Failed Final Remarketing” should be deleted.

Early Settlement:	A purchase contract may be settled for cash prior to the Purchase Contract Settlement Date, subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement for the Equity Units Offering. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate, (subject to adjustment as described in the preliminary prospectus supplement for the Equity Units Offering).

Upon the occurrence of a “fundamental change,” as defined in the preliminary prospectus supplement for the Equity Units Offering, each holder will have the right, subject to certain exceptions and conditions described in the preliminary prospectus supplement for the Equity Units Offering, to accelerate and settle a purchase contract early at the “fundamental change settlement rate,” which will depend on the stock price in such fundamental change and the date such fundamental change occurs, as described in the preliminary prospectus supplement for the Equity Units Offering.

Holders of Corporate Units may settle early only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the notes that are components of the Corporate Units, holders of the Corporate Units may settle early only in integral multiples of 800 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of notes).

Holders of Treasury Units may settle early only in integral multiples of 20 Treasury Units.

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change settlement rate per $50 stated amount of Equity Units based on various hypothetical stock prices and effective dates:

	Effective Date
Stock price	May 18, 2009	June 15, 2010	June 15, 2011	June 15, 2012
$6.00	4.6630	4.4096	4.0819	3.5714
$9.00	4.0918	3.9545	3.8013	3.5714
$12.00	3.7402	3.6433	3.5423	3.5714
$14.00	3.5840	3.4981	3.4006	3.5714
$15.00	3.5229	3.4409	3.3429	3.3333
$16.00	3.4709	3.3922	3.2939	3.1250
$16.80	3.4348	3.3587	3.2606	2.9762
$18.00	3.3884	3.3162	3.2193	2.9762
$20.00	3.3276	3.2617	3.1696	2.9762
$22.50	3.2728	3.2145	3.1310	2.9762
$25.00	3.2337	3.1825	3.1080	2.9762
$30.00	3.1834	3.1435	3.0834	2.9762
$35.00	3.1527	3.1205	3.0692	2.9762
$40.00	3.1317	3.1044	3.0584	2.9762
$50.00	3.1031	3.0811	3.0420	2.9762
$60.00	3.0830	3.0640	3.0302	2.9762
$75.00	3.0611	3.0452	3.0180	2.9762
$100.00	3.0367	3.0250	3.0057	2.9762

The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the first column of the table above), the fundamental change early settlement rate will be the minimum settlement rate; or

•	if the stock price is less than $6.00 per share (subject to adjustment in the same manner as the stock prices set forth in the first column of the table above), referred to as the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described above in the first bullet, if the effective date is between two dates on the table.

The maximum number of shares of the Company’s common stock deliverable under a purchase contract is 4.6630, subject to adjustment in the same manner as each fixed settlement rate as set forth under “Description of the Purchase Contracts—Anti-Dilution Adjustments” in the preliminary prospectus supplement for the Equity Units Offering.

If the Treasury portfolio has replaced the notes that are components of the Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 800 Corporate Units (or such other number of Corporate Units as may be determined by the remarketing agent upon a successful remarketing of notes). Otherwise, a holder of Corporate Units or Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units or 20 Treasury Units, as the case may be.

The issuer has filed a registration statement (including preliminary prospectus supplements each dated May 11, 2009 and an accompanying prospectus dated May 11, 2009) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free (866) 471-2526, or fax (212) 902-9316, or email prospectus-ny@ny.email.gs.com; or from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.
This communication should be read in conjunction with the preliminary prospectus supplements dated May 11, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

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